Report to Shareholders

Quarter Ended September 30, 2025

Recent Highlights

• KSM field activities and partnership discussions continue to advance

• 24,000 meter drill program at Iskut in 2025 confirms a new large porphyry deposit at Snip North

• Court hearings completed on petitions challenging KSM's substantially started designation

• Three more challenges filed by Tudor Gold against KSM's Mitchell-Treaty-Tunnel authorizations

• 2025 exploration program completed at 3 Aces

• The Gold Market: Compensating for dollar debasement

KSM Field Program Progresses with Data Collection for Feasibility Study and Construction of BC Hydro Switching Station

KSM 2025 project activities continue to focus on green power development and distribution, foundational infrastructure, site environmental compliance, and data collection to support the next project phase - a bankable feasibility study. These work programs are being shaped in part by our discussions with prospective partners.

BC Hydro Treaty Creek switching station terminal for power to KSM Project

Power

In Q3 2025, British Columbia Hydro and Power Authority (BC Hydro) continued the multi-year construction of the Treaty Creek Terminal (TCT) station (pictured above). The earthworks and infrastructure contractor completed concrete foundation installation, continued utility and electrical gear installation within the control building, and commenced yard steel erection. The transmission line contractor is nearing completion on structure erection between TCT and the regional Northwest Transmission Line. These activities are the second phase of construction under the Facilities Agreement signed between Seabridge and BC Hydro covering the design and construction of the TCT facility, regional system upgrades, and infrastructure that tie KSM into the Northwest Transmission Line. BC Hydro's Indigenous partner for onsite work is the Treaty Creek Limited Partnership, the 50/50 partnership of the Nisga'a Growth Corporation and the Tahltan Nation Development Corporation supported by Seabridge. BC Hydro reports that construction costs are aligned with previous forecasts and delivery remains on schedule for an In-Service date of Q4 2026.

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

(416) 367-9292 www.seabridgegold.com

Site design and construction

In Q3 the project continued to expedite both preparatory works required for the bankable feasibility study as well as accelerating designs of critical-path portions of the early construction schedule to shovel-ready status.

The geotechnical/geochemical characterization drilling program was fully mobilized in Q3 with eight drills and full occupancy in Sulphurets Camp. The primary focus of the data collection program is on site infrastructure including tunnels, dams, pit slopes and civil structures in the mine, processing and tailings areas. Key consultants supervising these data collection programs and the overall field program continue on plan, with sufficient data collected to commence the project's next phase of a bankable feasibility study. Value engineering remains centered on enhancing project revenue, optimizing construction timelines, reducing costs, and promoting sustainability. Onsite personnel peaked at over 260 in early September.

Engineering of Issued-for-Construction design packages continued to advance for the Saddle Portal Support Earthworks, Coulter Creek Access Road and Construction Camps, North Treaty Access Road, and Camp 9 Support Earthworks. The Issued-for-Construction design package was completed for the Mitchell Valley Portal Access Roads. In addition to maintaining the site in a safe and environmentally compliant manner, the mostly Indigenous KSM Site Services team completed necessary drainage and stockpile improvements at Camps 9 & 11.

Approximately 80% of 2025 field contract awards through Q3 have been made to First Nation affiliated companies.

HSE compliance

KSM site personnel continue to demonstrate a high commitment to health and safety and environmental compliance. Year over year, the project continues to exceed historical average performance in leading and lagging indicators. This continued HSE performance is especially notable given the scale and intensity of the work completed, including executing the late addition of the largest data collection drill program in the history of KSM. Furthermore, KSM Mining ULC implemented the Golden Triangle Emergency Response Coordination Meeting and continues to chair monthly meetings that include emergency response and safety professionals from the various projects within the Golden Triangle. The Golden Triangle Emergency Response Coordination Meeting has representatives from Ascot Gold, Brucejack, BC Hydro, Coast Mountain Hydro, GCMC, KSM Mining, Red Chris, Seabridge Gold, Silvertip, Skeena Resources, Teck and Tudor Gold.

Partnership discussions continue to advance

KSM Partnership discussions continue to progress with suitable candidates. Site visits by three candidates were completed over the summer months. Seabridge believes that the process will result in a partnership arrangement with a company that has the technical, financial and social wherewithal to advance KSM towards a construction/production decision. We are now in direct negotiations with our preferred candidate.

Iskut's Snip North copper-gold porphyry discovery continues to grow

Seabridge successfully completed its drilling operations at Iskut shortly after the close of the third quarter. Twenty-three diamond drill holes were completed totaling 24,225m at the Snip North and Quartz Rise targets. At Snip North, a major porphyry system with widespread potassic, phyllic and replacement style skarn alteration aligns with continuous gold and copper mineralization; hole SN-25-30 intersected 819 meters grading 0.66 g/t Au and 0.14% Cu. Assay results continue to be received and compiled, and geological modelling is underway in anticipation of a resource estimate planned for Q1 2026. Drilling has not yet defined the limits of the system at Snip North and therefore follow up drilling is being planned for 2026. Results from the initial six holes reported at Iskut are summarized below. Additional assay results will be reported prior to year end 2025.

Hole ID	Hole Depth (meters)		From (m)	To (m)	Interval (m)	Au (gpt)	Cu (%)	Ag (gpt)	Mo (ppm)
SN-25-25	817.7		62.50	791.60	729.10	0.48	0.16	1.19	108
		including	549.00	596.00	47.00	1.65	0.71	3.11	123
SN-25-26	659.2		75.20	416.00	340.80	0.51	0.11	1.53	70
		including	257.00	303.00	46.00	0.86	0.25	1.77	220
SN-25-27	864.65		3.40	271.00	267.60	0.45	0.15	1.05	85
SN-25-28	738.6		25.00	538.00	513.00	0.42	0.13	1.87	74
		including	146.00	174.30	28.30	1.13	0.27	4.61	70
SN-25-29	942		162.65	640.25	477.60	0.53	0.09	1.17	74
SN-25-30	1162.8		131.40	951.10	819.70	0.66	0.14	1.62	57
		including	390	494.25	104.25	1.55	0.25	4.515	16
		including	564.40	622.00	57.60	2.62	0.40	3.00	235

NOTE: True thickness of these intervals is not known; additional drilling results and geological modeling are required to establish each interval's true width. Assays are contracted through ALS Global, an ISO accredited laboratory from their facility in Langley, BC. Sample precision in all Seabridge exploration drilling is provided by the systematic insertion of blind certified geochemical standards, blanks and duplicate samples consistent with industry standards.

AI modelling has analyzed structural, geophysical, and geochemical data for the Iskut property to identify and refine new targets.

Substantially Started court case completed - Decision expected in Q1 2026

As reported in its Q2 Report to Shareholders, in May Seabridge filed its responses in the BC Supreme Court to the two petitions challenging the decision granting the KSM project the Substantially Started ("SS") Designation.

On September 5, 2025, KSMCo filed its written submissions responding to the detailed written submissions of each of the Tsetsaut Ski km La Hax and Skeena Wild Conservation Trust (the South East Alaska Transboundary Commission withdrew from the judicial review). These submissions set forth the detailed facts and legal arguments to be made in defense of the SS determination and formed the basis of the oral submissions that were made at the hearing.

The court hearing took place from September 22 to October 3, 2025. Thorough oral submissions were made to the judge during the hearing in defense of the SS determination. The Company's submissions forcefully addressed the alleged deficiencies in the BC EAO's decision-making process to grant the SS designation. The judge's decision is expected in Q1 2026.

Tudor Gold continues to challenge KSM's existing MTT authorizations

In July, Tudor Gold filed a notice of Appeal in the British Columbia Supreme Court against the Chief Gold Commissioner of British Columbia (the "CGC") and Seabridge which appeals a decision of the CGC rejecting an application brought by Tudor that seeks, in effect, to rescind the conditional mineral reserve (the "CMR"), the legal mechanism which prioritizes Seabridge's rights to use land passing through Tudor's claims for the KSM Project's Mitchell Treaty Tunnels ("MTT"). Tudor previously had applied for a decision from the CGC that KSM's CMR in respect of the MTT should not apply to Tudor or, in the alternative, that the CMR be cancelled. As reported in Seabridge Q2 Report to Shareholders, the CGC rejected Tudor's application. (see NR dated July 14, 2025 for details on the notice of appeal).

In October, Tudor gold filed a 2nd challenge against the MTT, this time as a Notice of Civil Claim in the Supreme Court of British Columbia against the Province of British Columbia principally challenging the legal effect of the CMR granted to Seabridge in 2014 which requires Tudor not to "obstruct, endanger or interfere with, the construction, operation or maintenance of" the KSM MTT. This legal action includes claims of misrepresentation, lack of authority to grant the CMR, and expropriation, amongst other things. (see NR dated October 3, 2025 for details on this Notice of Civil Claim).

Also in October, Tudor Gold filed a third challenge against the MTT, this time a Petition in the British Columbia Supreme Court against the British Columbia Ministry of Water, Land and Resource Stewardship ("WLRS") and Seabridge and Seabridge's wholly-owned subsidiary that owns 100% of KSM seeking judicial review of the September, 2024, determination by WLRS to grant a License of Occupation across a portion of Tudor's mineral claims for the construction and operation of the MTT (see NR dated October 7, 2025 for details on the petition).

In granting the authorizations held by Seabridge's subsidiary, KSM Mining ULC, the various B.C. government regulatory bodies have exercised their discretion to grant rights over Crown Land to support the KSM Project, which has its environmental assessment approvals, a pre-feasibility study demonstrating economic viability, substantial investments in early construction and many permits for construction of infrastructure, including portions of the MTT. KSM has therefore been determined to be in the interests of British Columbia. Considering that the Tudor's Treaty Creek Project is an early-stage exploration project which does not have a preliminary economic assessment, an environmental assessment or even a comprehensive project development plan, Seabridge remains confident that the B.C. government authorities have acted appropriately in authorizing Seabridge to use Provincial land for the MTT.

2025 drill program completed at 3 Aces

In Q3 Seabridge completed its 2025 drill program at 3 Aces consisting of approximately 3,000 meters in 10 diamond drill holes. The 2025 program tested large step outs on known gold bearing structures across the central core area and Sprogge. The exploration team also completed a high-resolution magnetics-VLF survey, a base of till sampling program and regional prospecting work. Seabridge will report on the results once all assays are received.

The Gold Market: Compensating for dollar debasement

Please note that the information contained in this section expresses the views and opinions of Seabridge Gold management and is not intended as investment advice. Seabridge is not licensed as an investment advisor.

Gold has soared more than 63% this year and we've had a 10% correction in the last several weeks. Has gold topped? Can it go higher? To answer these questions, we need to look at the historical context.

The global financial system has spent 80 years under the dollar standard. Conceived at Bretton Woods in 1944, the dollar standard was initially linked to gold as a gesture to the gold standard which had ruled finance since at least the time of King Croesus who created the first gold coins in about 550 BC. The link to gold was broken in 1971 and from that moment, gold was the enemy of the dollar.

The US pursued a policy to drive gold out of the financial system. Known as the strong dollar policy, its key elements were:

▶ Creation of the Petrodollar with the Saudis (1974)

▶ Creation of the COMEX futures market (1974)

▶ IMF's Jamaica Accord prohibited gold as a national currency (1976)

▶ IMF introduces limited disclosure rules for central bank reserves (1978)

▶ Volcker defeats dollar inflation (1980)

▶ Gold was demoted to a Tier 3 asset in the Basil Accord (1988)

▶ Orchestrated sales of EU Central Bank gold (1988-2000)

The dollar standard gave the US an 'exorbitant privilege'. Essentially all currencies were valued against the dollar. The dollar 'as good as gold' replaced gold in trade and investment. Everyone needed the dollar which enabled the US to finance trade and fiscal deficits with impunity. The dollar became America's greatest export. Its huge trade deficits were funneled back into the world's deepest, most liquid debt markets. The required debt was supplied by a spendthrift government in the form of Treasuries.

Here's what happened under the dollar standard:

From 1971 to 2024:

▶ US credit market debt grew from US$398 billion to US$102 trillion (256x increase)

▶ M2 money supply grew from US$650 billion to US$21.5 trillion (33x increase)

▶ Nominal GDP grew from US$1.16 trillion to US$30.3 trillion (26x increase)

The US gold reserve is worth about $1T vs the U.S. stock market at around $67.3T and the US credit market at about $105T. Gold's dollar value has fallen far behind other asset classes.

The US gold reserve covers less than 5% of M2 money supply and backs less than 3% of US sovereign debt. So, our money, which is on the Fed's balance sheet as its liabilities, is actually backed on the asset side of its balance sheet by US debt, Treasuries and mortgage backed securities. No wonder confidence in the dollar is falling.

All the gold ever mined is valued at around $27T vs global government debt at around $100T, total global debt of $338T, total global equities of $145T and total tradable financial assets of about $483T. About half of the world's physical gold is in jewelry and not in a readily tradable form. In a financial crisis, financial assets typically lose confidence. The owners of $483T in paper assets could be looking for protection from less than $14T of available physical gold.

Morgan Stanley's CIO has suggested a new 60-20-20 asset allocation, with 20% moved from bonds to gold, and others like Whalen Global Advisors are recommending their clients reduce bond holdings in favor of large gold holdings. Where is the gold going to come from to meet this new demand? Since the supply of gold only grows very slowly, higher demand must be satisfied by higher price.

The old rule of thumb under the gold standard was that foreign owners of sovereign debt were thought to be secure if they were backed about 40% by gold. Today, the $7.3T in foreign owned US debt is only backed 14% by gold despite the run in the gold price. Gold needs to triple from here to restore historical measures of confidence.

We think it's a mistake to value gold on the basis of the 80-year period of the dollar standard. As the only real money, historical measures suggest its price is going much higher.

Financial Results

During the three-month period ended September 30, 2025 Seabridge posted a net loss of $32.3 million ($0.32 per share) compared to a net loss of $27.6 million ($0.31 per share) for the same period last year. During the 3rd quarter, Seabridge invested $52.9 million in mineral interests, compared to $28.1 million during the same period last year. At September 30, 2025, net working capital was $83.2 million compared to $37.8 million at December 31, 2024.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chair and Chief Executive Officer

November 12, 2025